Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2008

(millions of dollars)
Earnings, as defined:
Net income	$249
Income taxes	30
Fixed charges included in the determination of net income, as below	208
Amortization of capitalized interest	3
Distributed income of equity method investees	1
Less: Equity in earnings of equity method investees	14

Total earnings, as defined	$477

Fixed charges, as defined:
Interest charges	$199
Rental interest factor	6
Allowance for borrowed funds used during construction	3

Fixed charges included in the determination of net income	208
Capitalized interest	13

Total fixed charges, as defined	$221

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.16

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.